Largo Resources Ltd.
Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
(Expressed in thousands / 000's of U.S. dollars)

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Condensed Interim Consolidated Statements of Financial Position

		As at
		March 31,	December 31,
	Notes	2021	2020
Assets
Current Assets
Cash		$48,693	$79,145
Restricted cash		146	-
Amounts receivable	5	21,175	19,097
Inventory	6	36,772	35,337
Prepaid expenses		3,820	3,718
Total Current Assets		110,606	137,297
Non-current Assets
Deferred income tax	15(b)	6,761	7,178
Other intangible assets	7	4,257	4,366
Mine properties, plant and equipment	8	139,394	148,965
Total Non-current Assets		150,412	160,509
Total Assets		$261,018	$297,806
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10	$11,485	$15,968
Deferred revenue		1,144	3,223
Current portion of provisions		336	368
Debt	11	-	24,788
Total Current Liabilities		12,965	44,347
Non-current Liabilities
Provisions		5,440	6,295
Total Non-current Liabilities		5,440	6,295
Total Liabilities		18,405	50,642
Equity
Issued capital	12	414,692	406,214
Equity reserves	13	15,640	21,291
Accumulated and other comprehensive loss		18,405	50,642
Accumulated other comprehensive loss		(119,965)	(108,438)
Deficit		(67,754)	(71,903)
Total Equity		242,613	247,164
Total Liabilities and Equity		$261,018	$297,806

Commitments and contingencies	8, 18
Subsequent event	22

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	1

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Three Months ended March 31,
	Notes	2021	2020
			Restated
			(note 3)
Revenues	20	$39,801	$41,909
Other gains (losses)		-	(362)
		39,801	41,547
Expenses
Operating costs	21	(28,172)	(26,248)
Professional, consulting and management fees		(3,629)	(1,692)
Foreign exchange loss		(1,756)	(8,493)
Other general and administrative expenses		(977)	(872)
Share-based payments	13	(372)	(414)
Finance costs	21	(291)	(126)
Interest income		54	660
Exploration and evaluation costs		(211)	(481)
		(35,354)	(37,666)
Net income (loss) before tax		$4,447	$3,881
Income tax (expense)	15(a)	(321)	-
Deferred income tax recovery	15(a)	18	462
Net income (loss)		$4,144	$4,343

Other comprehensive income (loss)
Items that subsequently will be reclassified to operations:
Unrealized (loss) on foreign currency translation		(11,527)	(44,699)
Comprehensive (loss)		$(7,383)	$(40,356)
Basic earnings (loss) per Common Share	14	$0.07	$0.08
Diluted earnings (loss) per Common Share	14	$0.07	$0.07
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	14	62,175	56,075
- Diluted	14	63,258	62,435

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	2

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Condensed Interim Consolidated Statements of Changes in Equity

	Shares	Issued Capital	Equity Reserves	Accumulated Other Comprehensive Loss	Deficit	Shareholders' Equity
Balance at January 1, 2020	55,453	$396,026	$21,448	$(66,501)	$(78,870)	$272,103
Grant of share options	-	-	286	-	-	286
Grant of restricted share units	-	-	17	-	-	17
Share-based payments	-	-	111	-	-	111
Exercise of warrants	824	1,648	(351)	-	-	1,297
Exercise of restricted share units	20	465	(465)	-	-	-
Expiry of warrants	-	-	(159)	-	159	-
Expiry of share options	-	-	(47)	-	47	-
Currency translation adjustment	-	-	-	(44,699)	-	(44,699)
Net income for the period	-	-	-	-	4,343	4,343
Balance at March 31, 2020	56,297	$398,139	$20,840	$(111,200)	$(74,321)	$233,458
Grant of share options	-	-	457	-	-	457
Grant of restricted share units	-	-	420	-	-	420
Share-based payments	-	-	347	-	-	347
Exercise of warrants	2,129	4,488	(1,969)	-	-	2,519
Exercise of share options	81	626	(209)	-	-	417
Exercise of restricted share units	20	718	(718)	-	-	-
Purchase consideration (note 7)	252	2,243	2,123	-	-	4,366
Currency translation adjustment	-	-	-	2,762	-	2,762
Net income for the period	-	-	-	-	2,418	2,418
Balance at December 31, 2020	58,779	$406,214	$21,291	$(108,438)	$(71,903)	$247,164
Grant of share options	-	-	158	-	-	158
Grant of restricted share units	-	-	16	-	-	16
Share-based payments	-	-	198	-	-	198
Exercise of warrants	5,696	7,564	(5,199)	-	-	2,365
Exercise of share options	26	159	(64)	-	-	95
Exercise of restricted share units	60	755	(755)	-	-	-
Expiry of warrants	-	-	(5)	-	5	-
Currency translation adjustment	-	-	-	(11,527)	-	(11,527)
Net income for the period	-	-	-	-	4,144	4,144
Balance at March 31, 2021	64,561	$414,692	$15,640	$(119,965)	$(67,754)	$242,613

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	3

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Condensed Interim Consolidated Statements of Cash Flows

		Three Months ended March 31,
	Notes	2021	2020
			Restated
Operating Activities			(note 3)
Net income (loss) for the period		$4,144	$4,343
Adjustment for Non-cash Items
Other (gains) losses		-	362
Depreciation		5,367	6,455
Share-based payments	13	372	414
Unrealized foreign exchange loss (gain)		2,308	(11,900)
Finance costs	21	291	126
Interest income		(54)	(660)
Income tax expense	15(a)	321	-
Deferred income tax (recovery)	15(a)	(18)	(462)

Cash Provided (Used) Before Working Capital Items		12,731	(1,322)
Change in amounts receivable		(3,149)	(914)
Change in inventory		(2,892)	1,943
Change in vanadium products		-	(871)
Change in prepaid expenses		(303)	(148)
Change in accounts payable and accrued liabilities		(2,597)	330
Change in deferred revenue		(2,079)	-
Net Cash Provided by (Used in) Operating Activities		1,711	(982)

Financing Activities
Receipt of debt	11	-	24,788
Repayment of debt	11	(24,788)	-
Interest received		54	579
Change in restricted cash		(146)	76
Issuance of common shares	12	2,460	1,297
Net Cash (Used in) Provided by Financing Activities		(22,420)	26,740

Investing Activities
Mine properties, plant and equipment		(9,075)	(3,380)
Net Cash (Used in) Investing Activities		(9,075)	(3,380)
Effect of foreign exchange on cash		(668)	(4,583)
Net Change in Cash		(30,452)	17,795
Cash position - beginning of the period		79,145	127,499
Cash Position - end of the period		$48,693	$145,294

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	4

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations

The Company is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. Substantially all of the Company's efforts are devoted to operating the Maracás Menchen Mine and to the sales of vanadium. Largo is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its vanadium redox flow battery technology. While the Company's Maracás Menchen Mine has reached commercial production, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 55 University Avenue, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on May 12, 2021.

3) Change in functional and presentation currency

On May 1, 2020 the Company changed its presentation currency from the  Canadian dollar ("C$" or "CAD") to the U.S. dollar ("$" or "USD").  Prior period comparative information has been restated in U.S. dollars to reflect the change in presentation currency.

Also on May 1, 2020 the functional currency of Largo Resources Ltd., Largo Commodities Holding Ltd. and Largo Commodities Trading Ltd. changed prospectively to the U.S. dollar from the Canadian dollar, Euro and Euro, respectively. The Company reconsiders the functional currency of its operations if there is a change in events and conditions which determine the primary economic environment. In early 2020, the Company's off-take agreement with its former off-take partner expired, and the Company started generating U.S. dollar denominated revenues and incurring U.S. dollar denominated costs. This is a significant judgment considering the significance of the revenues and costs to the Company's activities, and the primary economic environments in which the Company and its subsidiaries operate.

The exchange rates used to translate assets and liabilities to reflect the change in functional currency on adoption is $1 equals C$1.3874 and $1 equals 0.9194 Euros ("EUR").

The financial statements of entities with a functional currency that is not the U.S. dollar have been translated into U.S. dollars in accordance with International Accounting Standards ("IAS") 21, The Effects of Changes in Foreign Exchange Rates, as follows:

  Assets and liabilities have been translated into U.S. dollars using period-end exchange rates of:

– January 1, 2019: $1 equals C$1.3620 and $1 equals 3.8748 Brazilian reals ("BRL").

– December 31, 2019: $1 equals C$1.3023, $1 equals 0.8902 EUR and $1 equals 4.0307 BRL.

  Consolidated statements of income (loss) and other comprehensive income (loss) have been translated using average foreign exchange rates prevailing during Q1 2020 of $1 equals C$1.3200 and $1 equals 4.4657 BRL;

   Shareholder's equity balances have been translated using historical average foreign exchange rates for the periods in which the transactions occurred; and

   Resulting exchange differences have been recorded within the foreign currency translation reserve accounts.

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	5

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The impact of the change in presentation currency on the unaudited condensed interim consolidated financial statements is as follows:

Condensed interim consolidated statement of income (loss) and comprehensive income (loss) - three months ended March 31, 2020

		Previously reported in CAD	Restated USD
Revenues	C$	C$58,186	$41,909
Other gains (losses)		(523)	(362)
		57,663	41,547

Operating costs		(36,423)	(26,248)
Professional, consulting and management fees		(2,289)	(1,692)
Foreign exchange loss		(12,189)	(8,493)
Other general and administrative expenses		(1,175)	(872)
Share-based payments		(547)	(414)
Finance costs		(173)	(126)
Interest income		890	660
Exploration and evaluation costs		(665)	(481)
		(52,571)	(37,666)
Net income (loss) before tax	C$	C$5,092	$3,881
Deferred income tax recovery		642	462
Net income (loss)	C$	C$5,734	$4,343

Other comprehensive income (loss)
Unrealized gain (loss) on foreign currency translation		(31,250)	(44,699)
Comprehensive income (loss)	C$	C$(25,516)	$(40,356)

Condensed interim consolidated statement of cash flows - three months ended March 31, 2020

		Previously reported in CAD	Restated USD
Net Cash Provided by (Used in) Operating Activities	C$	11,622	$(982)
Net Cash Provided by Financing Activities		35,770	26,740
Net Cash (Used in) Investing Activities		(4,424)	(3,380)
Effect of foreign exchange on cash		(2,908)	(4,583)
Net Change in Cash		40,060	17,795
Cash position - beginning of the period		166,077	127,499
Cash position - end of the period	C$	206,137	$145,294

4) Basis of preparation, significant accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2020 and should be read in conjunction with those statements.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	6

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 4(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2020. There have been no significant changes to the areas of estimation and judgment during the three months ended March 31, 2021.

COVID-19

The Company is conscious of the rapid expansion of the COVID-19 pandemic and the evolving global implications. To date, there have been no significant disruptions to the Company's operations, supply chain or on its shipment of products from the Maracás Menchen Mine. However, the Company cautions that the potential future impact of any restrictions on the Company's operations, supply chain, sales efforts and logistics is currently unknown but could be significant.

b) Significant accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2020.

5) Amounts receivable

	March 31, 2021	December 31, 2020
Trade receivables	$17,457	$13,749
Current taxes recoverable - Brazil	3,609	5,214
Current taxes recoverable - Other	77	92
Other receivables	32	42
Total	$21,175	$19,097

6) Inventory

	March 31, 2021	December 31, 2020
Finished products	$24,731	$25,087
Work-in-process	2,768	775
Stockpiles	1,594	997
Warehouse materials	7,679	8,478
Total	$36,772	$35,337

During the three months ended March 31, 2021, the Company recognized a net realizable value write-down of $2 for finished products (three months ended March 31, 2020 - $nil). At March 31, 2021, the net realizable value write-down was $2 for finished products and $nil for warehouse materials (note 21) (December 31, 2020 - $3 and $174). As inventory is sold, previously recorded net realizable value write-downs are reclassified from inventory write-down to direct mine and production costs or product acquisition costs as appropriate (note 21).

7) Other intangible assets

During the year ended December 31, 2020, the Company acquired certain patent families (the "intellectual property") out of an assignment for the benefit of creditors under Massachusetts, U.S.A., law. The acquisition was completed through an asset purchase agreement, with the Company issuing 252 common shares and 362 common share purchase warrants as consideration. The transaction closed on December 7, 2020, with the common shares valued at $2,243 (refer to note 12) and the common share purchase warrants valued at $2,123 (refer to note 13) for a total consideration of $4,366.

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	7

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

At March 31, 2021, the remaining estimated useful life is 9.75 years (December 31, 2020 - 10 years).

	Intellectual Property	Total
Cost
Balance at December 31, 2019	$-	$-
Additions	4,366	4,366
Balance at December 31, 2020	$4,366	$4,366
Additions	-	-
Balance at March 31, 2021	$4,366	$4,366
Accumulated Depreciation
Balance at December 31, 2019	$-	$-
Depreciation	-	-
Balance at December 31, 2020	$-	$-
Depreciation	109	109
Balance at March 31, 2021	$109	$109
Net Book Value
At December 31, 2020	$4,366	$4,366
At March 31, 2021	$4,257	$4,257

8) Mine properties, plant and equipment

	Office and Computer Equipment	Vehicles	Mine Properties	Machinery and Equipment	Construction In Progress	Total
Cost
Balance at December 31, 2019	$980	$336	$100,860	$185,861	$9,096	$297,133
Additions	115	-	9,049	2,421	8,174	19,759
Reclassifications	-	-	-	8,323	(8,323)	-
Effects of changes in foreign exchange rates	(176)	(75)	(18,465)	(42,862)	(639)	(62,217)
Balance at December 31, 2020	$919	$261	$91,444	$153,743	$8,308	$254,675
Additions	49	-	1,734	1,566	3,998	7,347
Effects of changes in foreign exchange rates	(65)	(23)	(5,906)	(13,565)	(880)	(20,439)
Balance at March 31, 2021	$903	$238	$87,272	$141,744	$11,426	$241,583

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	8

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Office and Computer Equipment	Vehicles	Mine Properties	Machinery and Equipment	Construction In Progress	Total
Accumulated Depreciation
Balance at December 31, 2019	$523	$336	$25,728	$80,052	$-	$106,639
Depreciation	89	-	5,939	16,136	-	22,164
Effects of changes in foreign exchange rates	(89)	(75)	(4,727)	(18,202)	-	(23,093)
Balance at December 31, 2020	$523	$261	$26,940	$77,986	$-	$105,710
Depreciation	28	-	1,450	3,822	-	5,300
Effects of changes in foreign exchange rates	(38)	(23)	(1,764)	(6,996)	-	(8,821)
Balance at March 31, 2021	$513	$238	$26,626	$74,812	$-	$102,189
Net Book Value
At December 31, 2020	$396	$-	$64,504	$75,757	$8,308	$148,965
At March 31, 2021	$390	$-	$60,646	$66,932	$11,426	$139,394

At March 31, 2021 and December 31, 2020, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, Anglo Pacific Plc receives a 2% NSR in the Maracás Menchen Mine.

The net book value of the Company's mine properties, plant and equipment at March 31, 2021 by geographic location is: Brazil − $121,888 (December 31, 2020 − $131,240); Canada − $17,413 (December 31, 2020 − $17,725) and U.S. - $93 (December 31, 2020 - $nil).

9) Leases

At March 31, 2021, the Company did not have any right-of-use assets or lease liabilities.

	Three months ended
	March 31, 2021	March 31, 2020
Recognized in the consolidated statements of income (loss) and comprehensive income (loss):
Expenses relating to short-term leases	$2,879	$3,207

Recognized in the consolidated statements of cash flows:
Total cash outflow for leases	$3,580	$2,973

10) Accounts payable and accrued liabilities

	March 31, 2021	December 31, 2020
Accounts payable	$8,084	$12,289
Accrued liabilities	2,816	2,572
Accrued financial costs	-	806
Other taxes	585	301
Total	$11,485	$15,968

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	9

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

11) Debt

	March 31, 2021	December 31, 2020
Total debt	$-	$24,788

		Cash flows	Non-cash
	December 31, 2020	Repayment	Foreign exchange movement	March 31, 2021
Total debt	$24,788	$(24,788)	$-	$-
Total liabilities from financing activities	$24,788	$(24,788)	$-	$-

		Cash flows	Non-cash
	December 31, 2019	Proceeds	Foreign exchange movement	December 31, 2020
Total debt[1]	$-	$24,788	$-	$24,788
Total liabilities from financing activities	$-	$24,788	$-	$24,788

1. The gross amount excludes unamortized deferred transaction costs.

Credit facilities

On March 18, 2020, the Company secured a $13,000 credit facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$65,980 ($13,000) were received on March 20, 2020. This facility was due to be repaid as a lump sum payment on March 12, 2021, together with accrued interest at a rate of 3.35% per annum.

On March 24, 2020 the Company secured a $11,788 credit facility with a second bank in Brazil. This facility was fully drawn down and proceeds of R$60,000 ($11,788) were received on March 24, 2020. This facility was due to be repaid as a lump sum payment on March 18, 2021, together with accrued interest at a rate of 6.29% per annum.

Between January 29, 2021 and February 3, 2021, the Company completed the settlement of the outstanding credit facilities through the repayment in full of the outstanding principal amounts of $13,000 and $11,788.

Refer to note 22 for details of a working capital financing facility secured subsequent to March 31, 2021.

12) Issued capital

a) Authorized

Unlimited common shares without par value.

b) Issued

	Three months ended March 31, 2021		Year ended December 31, 2020
	Number of Shares	Stated Value	Number of Shares	Stated Value
Balance, beginning of the period	58,779	$406,214	55,453	$396,026
Exercise of warrants (note 13)	5,696	7,564	2,953	6,136
Exercise of share options (note 13)	26	159	81	626
Exercise of restricted share units (note 13)	60	755	40	1,183
Purchase consideration (note 7)	-	-	252	2,243
Balance, end of the period	64,561	$414,692	58,779	$406,214

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	10

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

On March 4, 2021, the Company completed the consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every 10 pre-consolidation common shares. Any quantity relating to common shares, RSUs, stock options and warrants or any per unit price such as exercise prices disclosed throughout the unaudited condensed interim consolidated financial statements have been retrospectively adjusted for the share consolidation, including the weighted average number of shares outstanding and the basic and diluted earnings (loss) per share for the periods presented.

13) Equity reserves

Under the Company's incentive share compensation plan, the Company has issued options and restricted share units ("RSUs") approximating 1.35% of its issued and outstanding capital at March 31, 2021.

	RSUs		Options				Warrants
	Number	Value	Number	Weighted average exercise price		Value	Number	Weighted average exercise price		Value	Total value
December 31, 2019	81	$1,617	315	C$	9.56	$2,720	10,810	C$	4.24	$17,111	$21,448
Share-based payments	-	458	-		-	-	-		-	-	458
Granted	191	441	383		6.70	774	362		13.00	2,123	3,338
Exercised	(40)	(1,183)	(81)		(7.00)	(209)	(2,679)		(3.33)	(2,320)	(3,712)
Expired	-	-	(20)		(4.55)	(47)	(127)		(6.50)	(159)	(206)
Forfeited	(6)	(4)	(9)		(6.70)	(31)	-		-	-	(35)
December 31, 2020	226	$1,329	588	C$	8.27	$3,207	8,366	C$	4.88	$16,755	$21,291
Share-based payments	-	202	-		-	11	-		-	-	213
Granted	65	16	97		18.10	158	-		-	-	174
Exercised	(73)	(755)	(26)		(4.61)	(64)	(6,500)		(2.90)	(5,199)	(6,018)
Expired	-	-	-		-	-	(7)		(2.90)	(5)	(5)
Forfeited	(2)	(7)	(2)		(6.70)	(8)	-		-	-	(15)
March 31, 2021	216	$785	657	C$	9.87	$3,304	1,859	C$	11.79	$11,551	$15,640

During the three months ended March 31, 2021, the Company recognized a share-based payment expense related to the grant and vesting of share options and RSUs of $372 (three months ended March 31, 2020 - $414) for share options and RSUs granted to the Company's directors, officers, employees and consultants. The total share-based payment expense was charged to operations.

During the three months ended March 31, 2021, 5,696 warrants were exercised resulting in proceeds to the Company of $2,365, with a further 804 warrants surrendered as part of cashless exercises. In addition, 26 share options were exercised resulting in proceeds to the Company of $95.

During the year ended December 31, 2020, 2,400 warrants were exercised resulting in proceeds to the Company of $3,816, with a further 279 warrants surrendered as part of cashless exercises. 553 shares were issued in connection with a warrant exercise in 2019. In addition, 81 share options were exercised resulting in proceeds to the Company of $417.

The Company applies the fair value method of accounting for share-based payment awards. The Company estimated the expected volatility using historical volatilities from the Company's traded common shares when estimating the fair value of stock options granted, as it believes that this methodology best reflects the expected future volatility of its stock.

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	11

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

a) RSUs

During the three months ended March 31, 2021, the Company granted 65 RSUs to officers and employees of the Company and 2 RSUs were forfeited. These RSUs vest over time, with one-third vesting during each of the three month periods ending March 31, 2022, March 31, 2023 and March 31, 2024. The value of the vested RSUs includes the Company's expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

During the year ended December 31, 2020, the Company granted 191 RSUs to officers and employees of the Company and 6 RSUs were forfeited. These RSUs vest over time, with one-third of a grant of 180 RSUs vesting during each of the three month periods ending March 31, 2021, March 31, 2022 and March 31, 2023, and one-third of a grant of 11 RSUs vesting during each of the three month periods ending September 30, 2021, September 30, 2022 and September 30, 2023. The value of the vested RSUs includes the Company's expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

b) Stock options

Range of prices	No. outstanding	No. exercisable	Weighted average remaining life (years)	Weighted average exercise price	Weighted average grant date share price
C$ 4.55 - 6.70	500	302	3.1	C$ 6.15	C$ 6.15
18.10	97	-	5.0	18.10	18.10
24.00	28	28	2.4	24.00	24.00
30.40	32	32	2.8	30.40	30.40
	657	362		C$ 9.87

During the three months ended March 31, 2021, the Company granted 97 (year ended December 31, 2020 - 383) share options to its directors, officers, employees and consultants with a weighted average exercise price of C$18.10. The options vest over time, with one-third vesting during each of the three month periods ending March 31, 2022, March 31, 2023 and March 31, 2024. The estimated weighted average grant date fair value of the share options was C$11.92 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 0.92%, expected life in years - 5, expected volatility - 83.7%, expected dividends - 0% and expected forfeiture rate - 0%.

During the year ended December 31, 2020, the Company granted 383 share options to its directors, officers, employees and consultants with a weighted average exercise price of C$6.70. 75 of the share options vested immediately and are exercisable for a period of 5 years from the date of grant. The remainder vest over time, with one-third vesting during each of the three month periods ending March 31, 2021, March 31, 2022 and March 31, 2023. The estimated weighted average grant date fair value of the share options was C$4.80 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 0.74%, expected life in years - 5, expected volatility - 93.7%, expected dividends - 0% and expected forfeiture rate - 0%.

The remaining weighted average contractual life of options outstanding at March 31, 2021 was 3.3 years (December 31, 2020 - 3.2 years).

c) Warrants and broker warrants

No. outstanding	No. exercisable	Grant Date	Expiry Date		Exercise price	Expected volatility	Expected life (years)	Expected dividend yield	Risk-free Interest rate
349	349	1-Dec-17	1-Dec-22	C$	11.50	93%	5.00	0%	1.63%
1,148	1,148	13-Dec-17	13-Dec-22	C$	11.50	93%	5.00	0%	1.65%
362	362	7-Dec-20	8-Dec-25	C$	13.00	88%	5.00	0%	0.48%
1,859	1,859			C$	11.79

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	12

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

14) Earnings (loss) per share

The weighted average number of basic and diluted shares outstanding for all periods presented in the consolidated statements of income (loss) and comprehensive income (loss) have been adjusted in order to reflect the effect of the share consolidation that was completed on March 4, 2021.

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 157 for the three months ended March 31, 2021 (three months ended March 31, 2020 - 61).

15) Taxes

a) Tax (expense) recovery

	Three months ended
	March 31, 2021	March 31, 2020
Income tax (expense)	$(321)	$-
Deferred income tax recovery	18	462
Total	$(303)	$462

b) Changes in deferred tax assets and liabilities

	Three months ended March 31, 2021	Year ended December 31, 2020
Net deferred income tax asset, beginning of the period	$7,178	$10,571
Deferred income tax recovery (expense)	18	(823)
Effect of foreign exchange	(435)	(2,570)
Net deferred income tax asset, end of the period	$6,761	$7,178

16) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

During the three months ended March 31, 2021, 4,650 shares were issued to funds managed by Arias Resource Capital Management LP (the "ARC Funds") in connection with the exercise of warrants (refer to note 13).

The remuneration of directors and other members of key management personnel during the period was as follows:

	Three months ended
	March 31, 2021	March 31, 2020
Short-term benefits	$1,484	$1,175
Share-based payments	258	366
Total	$1,742	$1,541

Refer to note 18 for additional commitments with management.

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	13

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

17) Segmented disclosure

The Company has four operating segments: sales & trading, mine properties, corporate and exploration and evaluation properties ("E&E properties"). Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure.

	Sales & trading	Mine properties	Corporate	E&E properties	Inter-segment transactions & other activities	Total
Three months ended March 31, 2021
Revenues	$35,000	$24,484	$21,005	$-	$(40,688)[1]	$39,801

Operating costs	(29,992)	(20,495)	(19,941)	-	42,256[1]	(28,172)
Professional, consulting and management fees	(366)	(1,030)	(1,414)	-	(819)[2]	(3,629)
Foreign exchange gain (loss)	(23)	(1,911)	179	-	(1)[2]	(1,756)
Other general and administrative expenses	(73)	(223)	(398)	-	(283)[2]	(977)
Share-based payments	-	-	(372)	-	-	(372)
Finance costs	(6)	(282)	(3)	-	-	(291)
Interest income	-	24	30	-	-	54
Exploration and evaluation costs	-	(209)	-	(2)	-	(211)
	(30,460)	(24,126)	(21,919)	(2)	41,153	(35,354)
Net income (loss) before tax	4,540	358	(914)	(2)	465	4,447
Income tax (expense)	-	(321)	-	-	-	(321)
Deferred income tax recovery (expense)	-	253	(235)	-	-	18
Net income (loss)	$4,540	$290	$(1,149)	$(2)	$465	$4,144
At March 31, 2021
Total non-current assets	$7	$126,549	$19,507	$-	$4,349[2]	$150,412
Total assets	$43,832	$172,044	$81,686	$18	$(36,562)[3]	$261,018
Total liabilities	$32,250	$15,137	$11,410	$-	$(40,392) [1]	$18,405

1. Elimination of inter-segment transactions.

2. Amounts relating to Largo Clean Energy Corp., which is not an operating segment.

3. Inter-segment transaction elimination of $44,324 partially offset by Largo Clean Energy Corp. total assets of $7,762.

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	14

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Sales & trading	Mine properties	Corporate	E&E properties	Inter-segment transactions & other activities	Total
Three months ended March 31, 2020
Revenues	$-	$41,909	$-	$-	$-	$41,909
Other gains (losses)	-	-	(362)	-	-	(362)
	-	41,909	(362)	-	-	41,547
Operating costs	-	(26,248)	-	-	-	(26,248)
Professional, consulting and management fees	-	(835)	(857)	-	-	(1,692)
Foreign exchange (loss) gain	-	(15,921)	7,428	-	-	(8,493)
Other general and administrative expenses	-	(237)	(635)	-	-	(872)
Share-based payments	-	-	(414)	-	-	(414)
Finance costs	-	(118)	(8)	-	-	(126)
Interest income	-	274	386	-	-	660
Exploration and evaluation costs	-	(422)	-	(59)	-	(481)
	-	(43,507)	5,900	(59)	-	(37,666)
Net income (loss) before tax	-	(1,598)	5,538	(59)	-	3,881
Income tax expense	-	-	-	-	-	-
Deferred income tax recovery	-	462	-	-	-	462
Net income (loss)	$-	$(1,136)	$5,538	$(59)	$-	$4,343
At December 31, 2020
Total non-current assets	$9	$136,082	$20,052	$-	$4,366[2]	$160,509
Total assets	$49,010	$213,619	$106,779	$25	$(71,627)[3]	$297,806
Total liabilities	$41,968	$45,320	$34,352	$-	$(70,998) [1]	$50,642

1. Elimination of inter-segment transactions.

2. Amounts relating to Largo Clean Energy Corp., which is not an operating segment.

3. Inter-segment transaction elimination of $76,498 partially offset by Largo Clean Energy Corp. total assets of $4,871.

The Company recognized revenues from customers of $39,801 in the three months ended March 31, 2021 (three months ended March 31, 2020 - $41,909). Of the total revenues from customers, $34,761 is related to the Sales & trading segment (three months ended March 31, 2020 -$nil), $4,790 is related to the Mine properties segment (three months ended March 31, 2020 -$41,909) and $250 is related to the Corporate segment (three months ended March 31, 2020 -$nil) (after the elimination of inter-segment transactions). In the three months ended March 31, 2021, the Company's revenues are from transactions with multiple customers, including two customers who each represented more than 10% of revenues during that period. In the three months ended March 31, 2020, all of the Company's revenues are from transactions with a single customer.

18) Commitments and contingencies

At March 31, 2021, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,575 and all payable within one year. These contracts also require that additional payments of up to approximately $3,863 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	15

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

In 2008, Largo agreed to sell 100% of its vanadium production under an off-take agreement which, following the election by the Company, expired at the end of April 2020. The Company has entered into a number of contracts with third party customers to deliver monthly quantities of the Company's vanadium products. A significant proportion of the Company's monthly vanadium production in 2021 has been committed.

The Company's mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made payments to comply with such laws and regulations.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between October 31, 2021 and December 31, 2023. Minimum rental commitments remaining under the leases are approximately $525, including $264 due within one year. In addition, minimum rental commitments remaining under other short-term leases are approximately $9, all due within one year.

At the Company's Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of March 31, 2021 of $8,454.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. At March 31, 2021 two such proceedings were ongoing, each in Brazil. The first relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The amount claimed totals R$9,900 ($1,738), with a counterclaim filed by Vanádio for R$10,700 ($1,878). A provision of R$1,281 ($225) has been recognized at March 31, 2021 for the probable loss (December 31, 2020 - R$1,281 ($247)). The second proceeding relates to a consulting agreement dispute for which R$3,900 ($685) (December 31, 2020 - R$3,900 ($750)) has been claimed against two of the Company's subsidiaries. No provision has been recognized for this proceeding. The Company and its subsidiaries are also party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2020 for such proceedings in an amount of R$3,538 ($681). At March 31, 2021, the provision recognized was R$3,629 ($637). The outcome of these proceedings remains dependent on the final judgment, which the Company does not expect to be delivered within the next 12 months. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations. Should any losses result from the resolution of these claims and disputes, they will be charged to operations in the period that they are determined.

19) Financial instruments

Financial assets and financial liabilities at March 31, 2021 and December 31, 2020 were as follows:

	March 31, 2021	December 31, 2020
Cash	$48,693	$79,145
Restricted cash	146	-
Trade and other receivables	17,489	13,791
Accounts payable and accrued liabilities	11,485	15,968
Debt	-	24,788

Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	16

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

   Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

   Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for cash, restricted cash, other trade receivables and amounts receivable, accounts payable and accrued liabilities and debt in the consolidated statements of financial position approximate fair values because of the limited term of these instruments.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2020. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's credit risk is primarily attributable to cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $17,457, $7,047 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. These customers are AAA rated companies in Brazil. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At March 31, 2021, no amounts are past due and in the three months ended March 31, 2021, the Company has not experienced any credit losses. At March 31, 2021, the loss allowance for trade receivables was determined to be $50 (December 31, 2020 - $51) and the movement is recognized as a component of finance costs (note 21). There have been no write offs of trade receivables.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at March 31, 2021 for its financial liabilities with agreed repayment periods.

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	17

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Less than 6 months	6 months to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 10)	$11,485	$-	$-	$-
	$11,485	$-	$-	$-

The Company's principal sources of liquidity are its cash flow from operating activities and cash of $48,693 (December 31, 2020 - $79,145).

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At March 31, 2021, the Company had no debt and does not have any exposure to floating interest rates.

Foreign currency risk

At March 31, 2021, the Company had no outstanding debt (December 31, 2020 - 100% U.S. dollar denominated).

The impact of fluctuations in foreign currency on cash balances and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At March 31, 2021 the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at March 31, 2021 by approximately $896. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $230.

Price risk

The Company does not have any financial instruments with significant exposure to price risk. Following the recognition of trade receivables on the recognition of revenue, there is no significant remeasurement related to price risk. Previously, the Company's only financial instrument that was susceptible to price risk was its trade receivables /  payables with its former off-take partner, which could vary with the market price of vanadium for products sold that had not yet had the final selling price determined in accordance with the off-take agreement in force at the time of sale. At March 31, 2021 all amounts had the final selling price determined.

20) Revenues

	Three months ended
	March 31, 2021	March 31, 2020
Vanadium sales from contracts with customers	$39,801	$40,197
Re-measurement of trade receivables / payables	-	1,712
Total	$39,801	$41,909

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	18

Largo Resources Ltd.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

21) Expenses

	Three months ended
	March 31, 2021	March 31, 2020
Operating costs:
Direct mine and production costs	$15,544	$17,494
Conversion costs	2,229	-
Product acquisition costs	2,508	-
Royalties	1,470	2,307
Distribution costs	1,169	-
Inventory write-down	2	-
Depreciation and amortization	5,250	6,447
	$28,172	$26,248
Finance costs:
Interest expense	$260	$86
Accretion	32	40
Loss allowance for trade receivables	(1)	-
	$291	$126

22) Subsequent event

On May 11, 2021, the Company secured and drew down a $15,000 working capital financing facility with a bank in Brazil. This facility is due to be repaid as a lump sum in one year together with accrued interest at a rate of 2.28% per annum.

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2021 and 2020	19